HYLSAMEX

File No. 82-4252

04024634

April 13, 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549 U.S.A.

Subject: **Hylsamex S.A. de C.V. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

Dear Sir or Madam:

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Hylsamex S.A. de C.V., a corporation organized under the laws of Mexico ("Hylsamex"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Hylsamex is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by stamping the enclosed copy of this letter and returning the same to us in the enclosed self-addressed envelope.

Yours truly,

HYLSAMEX, S.A. de C.V.

By: [signature]
Ismael De La Garza

Encl.

EXHIBIT LIST

Exhibit No.	Description	Date
1	Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): Hylsamex provides preliminary figures for revenues, shipments, and EBITDA for the first quarter of 2004.	April 12, 2004
2	Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): Hylsamex informs that increases in price and high volumes exchanged on April 15, 2004 on its "HylsamxCPO" and "HylsamxB" securities are due to normal market movements, and that the company has no relevant events to communicate, aside from the information made public on the April 12, 2004 press release.	April 15, 2004

Hylsamex, S.A. de C.V.
File No. 82-4252

HYLSAMEX

HYLSAMEX provides preliminary figures for Shipments, Revenue and EBITDA generation for the first quarter of 2004

MONTERREY, MEXICO, April 12, 2004 - HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxCPO) announced today that preliminary figures for shipments, revenues and EBITDA generation for the first quarter ending March 31, 2004, were 788 thousand tons, US$461 million (Ps.5,148 million) and US$110 million (Ps.1,227 million), respectively. Favorable international steel pricing trends, a larger presence in the domestic market and a renewed cost advantage derived from increased usage of DRI vis-à-vis scrap are behind the change versus the EBITDA update released a month ago.

HYLSAMEX's structure as a modern and efficient integrated minimill that produces and processes value-added steel, has resulted in a strengthened position, allowing it to fully take advantage of the current favorable global pricing environment.

Profitability is additionally being bolstered as a result of management's efforts on several key fronts: an already carried out comprehensive investment program in state-of-the-art facilities, a permanent cost optimization effort, a flexible metallic input model including abundant in-house produced iron and initiatives to strengthen its position as supplier of choice in the Mexican market.

HYLSAMEX remains cautiously optimistic for the remainder of 2004 as a result of pricing and volume trends observed thus far. Elements such as Chinese and U.S. economic growth coupled with energy price volatility remain as key drivers to watch.

###

For more information contact:

Othón Díaz Del Guante
Hylsamex, S.A. de C.V.
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
Hylsamex, S.A. de C.V.
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

HYLSAMEX

HYLSAMEX anuncia cifras preliminares para Embarques, Ingreso de Ventas y Generación EBITDA para el primer trimestre de 2004

MONTERREY, MEXICO, Abril 12, 2004 - HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxCPO) anunció el día de hoy que las cifras de embarques, ingreso de ventas y generación EBITDA para el primer trimestre que terminó el 31 de marzo de 2004 alcanzaron 788 miles de toneladas, US$461 millones (Ps.5,148 millones) y US$110 millones (Ps.1,227 millones), respectivamente. Las tendencias favorables en precios internacionales, una mayor presencia en el mercado doméstico y la renovada competitividad de costos derivada de un incremento en la utilización de mineral de hierro reducido (fierro esponja) versus la chatarra son las razones que explican el cambio con respecto a la estimación de EBITDA diseminada hace un mes.

La estructura de HYLSAMEX como un moderno y eficiente minimill integrado que produce y procesa acero de valor agregado, le ha permitido aprovechar el actual ambiente favorable de precios.

Además, la rentabilidad está siendo impulsada como producto de los esfuerzos que a través del tiempo la administración ha realizado en varios aspectos claves del negocio: instalaciones con tecnología de punta, esfuerzos continuos para optimizar costos, un modelo de insumos metálicos flexible que incluye acceso abundante a materias primas propias e iniciativas encaminadas a reforzar su posición como el proveedor preferido en el mercado mexicano.

HYLSAMEX permanece prudentemente optimista para lo que resta de 2004, como resultado de las tendencias de precio y volumen observadas hasta ahora. Elementos como el crecimiento económico de China y E.U., junto con la volatilidad del precio de energéticos, permanecen como variables importantes a seguir.

###

Para información adicional:

Othón Díaz Del Guante
Hylsamex, S.A. de C.V.
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
Hylsamex, S.A. de C.V.
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

EMISNET

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: EVENTORE.ens

Longitud del sobre: 6195 bytes.

Fecha de recepcion: Apr 12 2004 4:33:19:970PM.

Folio de recepcion: 46667.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
eventore.bmv	1	Eventos Relevantes

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

Eventos Relevantes de HYLSAMEX, S.A. DE C.V.



Fecha de Recepción en BMV: 2004-04-12 16:33:00.0

Prefijo:
EVENTORE

Clave Cotización:
HYLSAMX

Fecha:
12/4/2004

Razón Social:
HYLSAMEX, S.A. DE C.V.

Lugar:
SAN NICOLAS DE LOS GARZA, NUEVO LEON

Asunto:
HYLSAMEX anuncia cifras preliminares para Embarques, Ingreso de Ventas y Generación EBITDA para el primer trimestre de 2004

Eventos Relevantes:
HYLSAMEX anuncia cifras preliminares para Embarques, Ingreso de Ventas y Generación EBITDA para el primer trimestre de 2004

MONTERREY, MEXICO, Abril 12, 2004 - HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxCPO) anunció el día de hoy que las cifras de embarques, ingreso de ventas y generación EBITDA para el primer trimestre que terminó el 31 de marzo de 2004 alcanzaron 788 miles de toneladas, US$461 millones (Ps.5,148 millones) y US$110 millones (Ps.1,227 millones), respectivamente. Las tendencias favorables en precios internacionales, una mayor presencia en el mercado doméstico y la renovada competitividad de costos derivada de un incremento en la utilización de mineral de hierro reducido (fierro esponja) versus la chatarra son las razones que explican el cambio con respecto a la estimación de EBITDA diseminada hace un mes.

La estructura de HYLSAMEX como un moderno y eficiente minimill integrado que produce y procesa acero de valor agregado, le ha permitido aprovechar el actual ambiente favorable de precios.

Además, la rentabilidad está siendo impulsada como producto de los esfuerzos que a través del tiempo la administración ha realizado en varios aspectos claves del negocio: instalaciones con tecnología de punta, esfuerzos continuos para optimizar costos, un modelo de insumos metálicos flexible que incluye acceso abundante a materias primas propias e iniciativas encaminadas a reforzar su posición como el proveedor preferido en el mercado mexicano.

HYLSAMEX permanece prudentemente optimista para lo que resta de 2004, como resultado de las tendencias de precio y volumen observadas hasta ahora. Elementos como el crecimiento económico de China y E.U., junto con la volatilidad del precio de energéticos, permanecen como variables importantes a seguir.

Para información adicional:

Othón Díaz Del Guante
Hylsamex, S.A. de C.V.
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
Hylsamex, S.A. de C.V.
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

Mercado Exterior:

HYLSAMEX

Hylsamex, S.A. de C.V.
File No. 82-4252

Para su publicación inmediata.

MONTERREY, MEXICO, Abril 15, 2004 - HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxCPO) anunció el pasado lunes 12 de abril a través de este mismo medio, que las cifras preliminares de embarques, ingreso de ventas y generación EBITDA para el primer trimestre que terminó el 31 de marzo de 2004 alcanzaron 788 miles de toneladas, US$461 millones (Ps.5,148 millones) y US$110 millones (Ps.1,227 millones), respectivamente.

Las tendencias favorables en precios internacionales, una mayor presencia en el mercado doméstico y la renovada competitividad de costos derivada de un incremento en la utilización de mineral de hierro reducido (fierro esponja) versus la chatarra son las razones que explican el cambio con respecto a la estimación de EBITDA diseminada hace un mes.

La estructura de HYLSAMEX como un moderno y eficiente minimill integrado que produce y procesa acero de valor agregado, le ha permitido aprovechar el actual ambiente favorable de precios.

Además, la rentabilidad está siendo impulsada como producto de los esfuerzos que a través del tiempo la administración ha realizado en varios aspectos claves del negocio: instalaciones con tecnología de punta, esfuerzos continuos para optimizar costos, un modelo de insumos metálicos flexible que incluye acceso abundante a materias primas propias e iniciativas encaminadas a reforzar su posición como el proveedor preferido en el mercado mexicano.

HYLSAMEX permanece prudentemente optimista para lo que resta de 2004, como resultado de las tendencias de precio y volumen observadas hasta ahora. Elementos como el crecimiento económico de China y E.U., junto con la volatilidad del precio de energéticos, permanecen como variables importantes a seguir.

HYLSAMEX informa que los volúmenes y posturas de compra venta de su acción "HYLSAMXB" e "HYLSAMX CPO" que se han presentado últimamente corresponden a movimientos naturales del mercado accionario de valores. La empresa no tiene ningún otro evento relevante que notificar.

Así mismo, ratificamos que los resultados del primer trimestre de 2004 serán reportados a la Bolsa Mexicana de Valores el día 29 de abril de 2004.

###

Para información adicional:

Othón Díaz Del Guante
Hylsamex, S.A. de C.V.
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
Hylsamex, S.A. de C.V.
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

EMISNET

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: EVENTORE.ens

Longitud del sobre: 6778 bytes.

Fecha de recepcion: Apr 15 2004 1:40:05:603PM.

Folio de recepcion: 46965.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
eventore.bmv	1	Eventos Relevantes

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

Eventos Relevantes de HYLSAMEX, S.A. DE C.V.



Fecha de Recepción en BMV: Apr 15 2004 1:40PM

Prefijo:
EVENTORE

Clave Cotización:
HYLSAMX

Fecha:
15/4/2004

Razón Social:
HYLSAMEX, S.A. DE C.V.

Lugar:
SAN NICOLAS DE LOS GARZA, N.L.

Asunto:
Para su publicación inmediata

Eventos Relevantes:
MONTERREY, MEXICO, Abril 15, 2004 - HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxCPO) anunció el pasado lunes 12 de abril a través de este mismo medio, que las cifras preliminares de embarques, ingreso de ventas y generación EBITDA para el primer trimestre que terminó el 31 de marzo de 2004 alcanzaron 788 miles de toneladas, US$461 millones (Ps.5,148 millones) y US$110 millones (Ps.1,227 millones), respectivamente.

Las tendencias favorables en precios internacionales, una mayor presencia en el mercado doméstico y la renovada competitividad de costos derivada de un incremento en la utilización de mineral de hierro reducido (fierro esponja) versus la chatarra son las razones que explican el cambio con respecto a la estimación de EBITDA diseminada hace un mes.

La estructura de HYLSAMEX como un moderno y eficiente minimill integrado que produce y procesa acero de valor agregado, le ha permitido aprovechar el actual ambiente favorable de precios.

Además, la rentabilidad está siendo impulsada como producto de los esfuerzos que a través del tiempo la administración ha realizado en varios aspectos claves del negocio: instalaciones con tecnología de punta, esfuerzos continuos para optimizar costos, un modelo de insumos metálicos flexible que incluye acceso abundante a materias primas propias e iniciativas encaminadas a reforzar su posición como el proveedor preferido en el mercado mexicano.

HYLSAMEX permanece prudentemente optimista para lo que resta de 2004, como resultado de las tendencias de precio y volumen observadas hasta ahora. Elementos como el crecimiento económico de China y E.U., junto con la volatilidad del precio de energéticos, permanecen como variables importantes a seguir.

HYLSAMEX informa que los volúmenes y posturas de compra venta de su acción "HYLSAMXB" e "HYLSAMX CPO" que se han presentado últimamente corresponden a movimientos naturales del mercado accionario de valores. La empresa no tiene ningún otro evento relevante que notificar.

Así mismo, ratificamos que los resultados del primer trimestre de 2004 serán

reportados a la Bolsa Mexicana de Valores el día 29 de abril de 2004.

Para información adicional:

Othón Díaz Del Guante
Hylsamex, S.A. de C.V.
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
Hylsamex, S.A. de C.V.
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

Mercado Exterior: